

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 16, 2007

Mr. Karim Hirji
Chief Financial Officer
Oilsands Quest Inc,
205, 707-7th Avenue S.W.
Calgary, Alberta T2P 3H6
Canada

> **Re: Oilsands Quest Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 14, 2007**
> **File No. 001-32994**

Dear Mr. Hirji:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K filed November 14, 2007

1.   Please revise your disclosure of the change in your accountant to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 3.04(a)(1)(i) of Regulation S-B.

2.   With respect to disclosure surrounding disagreements with your former accountant, please expand your disclosure to specifically state whether during your two most recent fiscal years and any subsequent interim period – up to and

including the date of resignation – there were any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, as required by Item 3.04(a)(1)(iv) of Regulation S-B.

3.   In connection with filing a revised 8-K to address the above comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

4.   The Commission File Number included on your Form 8-K appears to be inconsistent with the Commission File Number on record of 001-32994. Please review your Commission File Number to ensure that future forms and filings include the appropriate file number.

Closing Comments

        As appropriate, please amend your filing and file your supplemental response via EDGAR to respond to these comments within five business days. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or in his absence, John Cannarella, at (202) 551-3337 if you have questions regarding the comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief